Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

October 23, 2017

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FEG Directional Access Fund LLC (the “Fund” or the “Registrant”)
(1940 Act Registration No. 811-22685)

Dear Ms. Dubey:

Set forth below are our responses to the comments that you provided on the Fund’s preliminary proxy statement (the “Proxy Statement”) in your comments, received via telephone on October 23, 2017, supplementing your comments received via telephone on October 10, 2017. Page references are to the Proxy Statement as filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2017.

Questions and Answers

1.
Comment: Please disclose the Fund’s expected date of liquidation of the Fund in the Proxy Statement.

Response: The Registrant will disclose the expected date of liquidation of the Fund in the “Questions and Answers” section and in the discussion of the liquidation on page 1 of the Proxy Statement.

Ms. Anu Dubey
October 23, 2017

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Joshua B. Deringer, Esq.
Ryan Wheeler